Scott Murcray

+1 650 390 9007

smurcray@airxpanders.com

Filed Via Edgar

July 17, 2017

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	AirXpanders, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed July 17, 2017 File No. 000-55781

Ladies and Gentlemen:

On behalf of AirXpanders, Inc. (“AirXpanders” or the “Company”), the following information is in response to a letter, dated July 10, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10, as amended by Amendment No. 1. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Form 10 as amended and re-filed on July 17, 2017. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10 as amended and re-filed on July 17, 2017 (the “Amendment”).

Item 1.
Business, page 1

1.

Disclose that your product would only be used in a two stage breast reconstruction procedure as your response to prior comment 1 indicates, and clarify whether the prophylactic mastectomy procedure you mention on page 2 involved a one stage or two stage reconstruction procedure.

Response: The Company acknowledges the Staff's comment and provided additional clarifications on pages 1, 2 and 24 of the Amendment.

Intellectual Property, page 7

2.	Revise your disclosure added in response to prior comment 8 to distinguish between the number of patents and the number of patent applications subject to the license agreement.

Response: The Company acknowledges the Staff's comment and has revised its disclosure on page 7 of the Amendment.

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007

June 16, 2017

Page Two

Item 4.

Security Ownership of Certain Beneficial Owners and Management, page 36

3.	Revise your response to prior comment 12 to disclose the natural person or persons with voting and dispositive power of the shares owned by Regal Funds Management Pty Ltd.

Response: The Company acknowledges the Staff's comment and has revised its disclosure on page 37 of the Amendment.

Item 5.

Directors and Executive Officers, page 38

4.	Revise your disclosure in this section to reflect your response to prior comment 15 that Mr. Shalon is no longer a member of your board of directors.

Response: The Company acknowledges the Staff's comment and has revised its disclosure in the Amendment to reflect the fact that Mr. Shalon is no longer a member of the board of directors.

*  *  *

Please contact me at (650) 390-9000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

AirXpanders, Inc.

/s/ Scott Murcray

Scott Murcray

cc:	Mark B. Weeks, Cooley LLP

Marina Remennik, Cooley LLP

AirXpanders, Inc.  1047 Elwell Court  Palo Alto, CA  94303
t: (650) 390-9000  f: (650) 390-9007